Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad



Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Now accepting investors





Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Now accepting investors









Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Now accepting investors









Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Now accepting investors









Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

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● After fully funding the Fund's initial tranche, we will be reopening the Yieldstreet Prism Fund for a second round of investment. The Fund provides access to investment strategies that traditionally have been difficult for retail investors to obtain access, and is available exclusively through the Yieldstreet platform.

● After fully funding the Fund's initial tranche, we will be reopening the YieldStreet Prism Fund for a second round of investment.

● After fully funding the Fund's initial tranche, the YieldStreet Prism Fund has been reopened for a second round of investment. The second tranche has limited availability remaining, lock in your investment today.

● The YieldStreet Prism Fund has been reopened for a second round of investment. Lock in your investment today.

● In the sea of market volatility, it may be time to reevaluate your investment options. Build your alternative portfolio by accessing a variety of primarily fixed-income investments across multiple sectors.

● In light of recent market volatility, it's important to understand your available investment options. Explore options to adjust your portfolio through the YieldStreet Prism Fund.

● Introducing your portfolio builder. The YieldStreet Prism Fund provides access to investment strategies that traditionally have been difficult for retail investors to obtain, and is available exclusively through the Yieldstreet platform.

● Introducing your portfolio builder. Build your alternative portfolio by accessing a variety of primarily fixed-income investments across multiple sectors—all in one place. The YieldStreet Prism Fund.

● We leveraged our income-focused ecosystem to develop a new fund to help build your portfolio. Access a variety of primarily fixed-income investments across multiple sectors--all in one place. The YieldStreet Prism Fund.

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● Now Accepting Investors

● Limited Investment
Availability

● Introducing Your Portfolio Builder

● Lock in Your Investment Today